EXHIBIT 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-138090 on Form S-4 of Smithfield Foods, Inc. of our reports dated May 30, 2006, relating to the consolidated financial statements, the financial statement schedule of Premium Standard Farms, Inc. and to management’s report on the effectiveness of internal control over financial reporting of Premium Standard Farms, Inc. appearing in the Annual Report on Form 10-K of Premium Standard Farms, Inc. for the year ended March 25, 2006 and to the references to us under the headings “Selected Historical Financial and Other Data of PSF” and “Experts” in the Proxy Statement/Prospectus, which is part of this Registration Statement.

/s/    Deloitte & Touche LLP

Kansas City, Missouri

January 17, 2007